[redacted]

13025754

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 29 2013
WASH., D.C.
193

RECEIVED
2013 AUG 29 PM 1:55
SEC / TM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30780

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2012 (MM/DD/YY) AND ENDING 06/30/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VSR Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8620 W. 110th Street. Suite 200

(No. and Street)

Overland Park	KS	66210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eileen M. Quint 913-498-2900

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller Haviland Ketter PC, PA

(Name – *if individual, state last, first, middle name*)

1901 W. 47th Place, Suite 204	Westwood	KS	66205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Eileen M. Quint, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VSR Financial Services, Inc., as of June 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN M. FREEMAN
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. 10-10-2016

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VSR FINANCIAL SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION
AND SUPPLEMENTARY INFORMATION
AS OF JUNE 30, 2013 AND 2012
AND FOR THE YEARS THEN ENDED
WITH INDEPENDENT AUDITORS' REPORT

MHK
MILLER HAVILAND KETTER
CERTIFIED PUBLIC ACCOUNTANTS

1901 West 47th Place, Suite 204 | Westwood, Kansas 66205 | www.mhkcpas.com

VSR FINANCIAL SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION
AND SUPPLEMENTARY INFORMATION
AS OF JUNE 30, 2013 AND 2012
AND FOR THE YEARS THEN ENDED
WITH INDEPENDENT AUDITORS' REPORT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30780

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2012 (MM/DD/YY) AND ENDING 06/30/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VSR Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8620 W. 110th Street. Suite 200
(No. and Street)

Overland Park	KS	66210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Eileen M. Quint 913-498-2900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller Haviland Ketter PC, PA
(Name – *if individual, state last, first, middle name*)

1901 W. 47th Place, Suite 204	Westwood	KS	66205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Eileen M. Quint, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VSR Financial Services, Inc., as of June 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN M. FREEMAN
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. 10-10-2016

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Filed in accordance with Rule 17a-5(e)(3) as a Public Document

VSR FINANCIAL SERVICES, INC.
STATEMENTS OF FINANCIAL CONDITION
AND SUPPLEMENTARY INFORMATION
AS OF JUNE 30, 2013 AND 2012
AND FOR THE YEARS THEN ENDED
WITH INDEPENDENT AUDITORS' REPORT

TABLE OF CONTENTS

Independent Auditors' Report 1

Statements of Financial Condition 3

Notes to Financial Statements 4

SUPPLEMENTARY INFORMATION

Schedule I - Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission 11

Schedule II – Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission 12

Schedule III – Information Relating to Possession or Control Requirement
Under Rule 15c3-3 of the Securities and Exchange Commission 13

INTERNAL CONTROL STRUCTURE

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 14

MHK
MILLER HAVILAND KETTER
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
VSR Financial Services, Inc.

We have audited the accompanying statements of financial condition of

VSR FINANCIAL SERVICES, INC.

as of June 30, 2013 and 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1901 West 47th Place, Suite 204 | Westwood, Kansas 66205 | (p) 913.432.2727 | (f) 913.432.2967 | www.mhkcpas.com

Opinion

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of VSR Financial Services, Inc., as of June 30, 2013 and 2012, in conformity with accounting principles generally accepted in the United States of America.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition. The supplementary information contained on pages 11 to 13 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Miller Haviland Ketter PC, PA

CERTIFIED PUBLIC ACCOUNTANTS

Westwood, Kansas
August 22, 2013

VSR FINANCIAL SERVICES, INC.
STATEMENTS OF FINANCIAL CONDITION
AS OF JUNE 30, 2013 AND 2012

	2013	2012
ASSETS		
Cash	$ 1,361,559	$ 736,481
Restricted Cash for Customer Refunds	27,590	27,686
Receivable from Brokers and Dealers	5,180,998	4,367,351
Marketable Securities, at fair value	1,020,871	956,710
Securities Not Readily Marketable, at fair value	141,400	141,400
Prepaid Income Taxes	99,811	215,955
TOTAL ASSETS	$ 7,832,229	$ 6,445,583
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Commissions Payable	$ 4,423,809	$ 3,652,925
Accounts Payable and Accrued Expenses	1,165,052	354,125
Accrued Customer Refunds	28,094	28,094
TOTAL LIABILITIES	5,616,955	4,035,144
STOCKHOLDER'S EQUITY		
Paid in Capital		
Common stock, par value $.001, authorized 10,000,000 shares, 1,309,110 shares issued, 798,510 shares outstanding (excluding treasury stock below)	1,309	1,309
Additional Paid in Capital	602,881	602,881
	604,190	604,190
Retained Earnings	2,761,072	2,956,237
	3,365,262	3,560,427
Less: Treasury Stock, at cost, 510,600 shares	(1,149,988)	(1,149,988)
TOTAL STOCKHOLDER'S EQUITY	2,215,274	2,410,439
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 7,832,229	$ 6,445,583

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

VSR Financial Services, Inc. ["Financial" and "Company"] is a fully-disclosed, full-service securities broker/dealer and investment advisory services firm founded in 1985. Financial operates through its network of approximately 275 independent representatives and registered advisory agents in 39 states who serve approximately 85,000 clients throughout North America. Financial is licensed in all 50 states of the USA, and is a member in good standing of the Financial Industry Regulatory Authority [FINRA]. All general securities accounts are insured by the Securities Investor Protection Corporation [SIPC].

Financial is a wholly-owned subsidiary of VSR Group, Inc. ["Group"]; the accounts of Group are not presented or otherwise included in these financial statements. Financial files consolidated corporation income tax returns with Group.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Subsequent Events

Subsequent events have been evaluated through August 22, 2013 which is the date the financial statements were available to be issued.

Revenue and Expense Recognition

Revenue and expenses in connection with securities transactions are recorded on a trade-date basis. Advisory fee income is recognized upon completion of services rendered; since the Company does not extend credit to its advisory service clients, payment is received at the time of completion in most cases. Asset management fee income is recognized on the accrual basis in the period when earned.

Cash

Cash consists of demand deposit checking accounts, specifically excluding bank certificates of deposit with original maturities in excess of 90 days, and also excluding restricted cash that has been segregated into a special reserve bank account for the benefit of the Company's customers under Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission. From time to time, the Company maintains cash balances with financial institutions in excess of the Federal Depositor Insurance Corporation (FDIC) limit. The Company has suffered no loss as a result of this risk.

Marketable Securities

Marketable securities investments consist of bank certificates of deposit with original maturities of 12 months that are classified as debt securities held to maturity, and also preferred stocks, common stocks, options and mutual funds which are classified as equity securities available-for-sale. All marketable securities are carried at fair value; for debt securities, fair value approximates cost.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Securities Not Readily Marketable

Securities not readily marketable consist of limited interests in limited partnerships and stock warrants, and are stated at fair value equal to cost that does not exceed estimated net realizable value.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires (1) maintenance of minimum net capital, and (2) that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital requirements at June 30, 2013 and 2012 are summarized as follows:

	2013	2012
Net Capital	$1,418,448	$1,702,448
Aggregate Indebtedness	5,517,144	3,819,189
Minimum Net Capital Required (as computed)	367,810	254,613
Minimum Dollar Net Capital Required	250,479	250,479
Net Capital Requirement	367,810	254,613
Excess Net Capital at 1500%	1,050,638	1,447,835
Net Capital Less 120% of Requirement	866,734	1,320,529
Net Capital Ratio	3.89 to 1	2.24 to 1

The Company is exempt from the cash reserve requirements and remaining provisions of Rule 15c3-3 of the Securities and Exchange Commission as it operates under the limitations of paragraph (k)(2)(ii) of Rule 15c3-3. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions with and for customers on a fully-disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer.

NOTE C - RECEIVABLE FROM BROKERS AND DEALERS

As of June 30, 2013 and 2012, receivable from brokers and dealers is summarized as follows:

	2013	2012
Clearing firms	$ 873,459	$ 734,680
Private placement	2,918,593	2,448,014
Other brokers and dealers	1,388,946	1,184,657
	$ 5,180,998	$ 4,367,351

NOTE D - MARKETABLE SECURITIES

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date pursuant to a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Three levels of inputs are used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include equity securities, mutual funds and U.S. Treasury securities. If quoted market prices are not available, then fair values are estimated by using quoted prices of securities with similar characteristics, discounted cash flows or pricing models. Level 2 securities include corporate, municipal, government agency securities, common trust funds, hedge funds and other investments. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. At June 30, 2013 and 2012, marketable securities were classified as follows:

	Fair Value	
	2013	2012
Level 1	$ 495,890	$ 432,779
Level 2	524,981	523,931
Total portfolio investments	$ 1,020,871	$ 956,710

NOTE D - MARKETABLE SECURITIES - continued

As of June 30, 2013 and 2012 marketable securities consisted of the following:

	June 30, 2013			
	Fair Market Value	Gross Unrealized Gains	Gross Unrealized Losses	Cost
Equity Securities Available for Sale				
Common stocks and options	$ 176,456	$ 32,402	$ -	$ 176,456
Mutual funds	319,434	60,532	(8,541)	267,443
Total Equity Securities Available for Sale	495,890	92,934	(8,541)	443,899
Debt Securities Held to Maturity				
Certificates of deposit	524,981	-	-	524,981
TOTAL MARKETABLE SECURITIES	$ 1,020,871	$ 92,934	$ (8,541)	$ 968,880

	June 30, 2012			
	Fair Market Value	Gross Unrealized Gains	Gross Unrealized Losses	Cost
Equity Securities Available for Sale				
Common stocks and options	$ 144,054	$ -	$ (216,101)	$ 360,155
Mutual funds	288,725	45,637	(9,864)	252,952
Total Equity Securities Available for Sale	432,779	45,637	(225,965)	613,107
Debt Securities Held to Maturity				
Certificates of deposit	523,931	-	-	523,931
TOTAL MARKETABLE SECURITIES	$ 956,710	$ 45,637	$ (225,965)	$1,137,038

The following is a summary of net investment income (loss) for the years ended June 30, 2013 and 2012:

	2013	2012
Interest and dividend income	$ 11,591	$ 14,177
Realized gains	5,487	2,514
Unrealized gain/(loss)	69,558	(206,444)
	86,636	(189,753)
Less: investment management fees	(392)	(700)
Net investment loss	$ 86,244	$ (190,453)

NOTE E - OPERATING LEASES

The Company leases office space and office equipment under the terms of month-to-month operating leases with related parties disclosed in Note F. Following is a summary of rental expense under all operating leases:

	2013	2012
Related party (see Note F)	$ 312,480	$ 306,453
Other	7,140	8,337
Total	$ 319,620	$ 314,790

NOTE F - RELATED PARTY TRANSACTIONS

The Company ("Financial") leases office space, as disclosed in Note E, from its parent company, VSR Group, Inc. ("Group"). Financial also leases office equipment and purchases consulting services from VSR Group, Inc., under the terms of a consulting agreement dated March 15, 2004 that was amended effective July 1, 2011. The agreement provides that Group shall indemnify Financial for settlement payments made by Financial to third parties in the event that such settlement payments by Financial would impair or otherwise render inadequate Financial's net capital as determined under the Securities and Exchange Commissions Uniform Net Capital Rule (Rule 15c3-1, or "Net Capital"). As part of this indemnification, Group acquires such securities in connection with settlement of investor claims as would otherwise be classified as nonallowable assets in the hands of Financial under Rule 15c3-1. Such acquisitions of securities in connection with settlements claims constitute payment of consideration in the form of consulting fees to Group from Financial to the extent that consideration is not otherwise provided by Group to Financial in connection with such acquisitions. Consulting fees due to Group from Financial are limited to $1,200,000 per fiscal year under the terms of the agreement as amended, and payments to Financial from Group for indemnification are limited to $5 million per fiscal year. Following is a summary of transactions and balances with related parties (other than operating leases) for the fiscal years ended June 30, 2013 and 2012.

	2013	2012
Consulting fees & equipment leases	$ 580,747	$ 1,153,707

NOTE G - INCOME TAXES

For the years ended June 30, 2013 and 2012, income taxes paid were $700,000 and $1,300,000, respectively. Consolidated income tax returns filed by Group are subject to examination by the Internal Revenue Service (IRS) for three years after the date filed, with the result that the years 2012, 2011, 2010 and 2009 remain open as of August 22, 2013, although no returns have been selected for examination by the IRS. Management has evaluated tax positions taken or expected to be taken in the course of preparing the Group's tax returns with assistance from the Group's tax preparer to determine whether its tax positions are more likely than not to be sustained by applicable taxing authorities; likely tax positions are reported in these financial statements, and unlikely tax positions are not.

NOTE H - CONTINGENCIES

In the ordinary course of business, the Company becomes party to claims from time to time, most of which relate to sales of securities by representatives of the Company. As of June 30, 2013 and 2012, the Company was party to several such claims; management holds that its positions in each of these matters is meritorious, that it intends to defend its position vigorously, and that it anticipates favorable results. At this time it is not possible to predict the extent of the Company's liability, if any. The Company maintains errors and omissions insurance coverage to manage financial risks arising from investor claims. For the 2013 calendar year coverage limits for errors & omissions insurance are generally $1,000,000 for each loss including defense costs (except for specific products for which the limits are $750,000) including a policy aggregate of $3 million and $150,000 per claim retention by the Company including defense costs and no coinsurance to be paid by the Company.

NOTE I - DEFINED CONTRIBUTION RETIREMENT PLAN

The Company sponsors a defined contribution 401(k) retirement plan covering all employees age 21 with one year of service. Company contributions are discretionary; current policy provides for Company matching contributions equal to 100% of the amount of employee contributions, limited to a total of 5.0% of each participant's compensation. The amounts of retirement contributions expense were $243,920 and $229,986 for fiscal years ended June 30, 2013 and 2012, respectively.

SUPPLEMENTARY INFORMATION

VSR FINANCIAL SERVICES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2013 AND 2012

	2013		2012	
NET CAPITAL				
Total Stockholder's Equity	$ 2,215,274		$ 2,410,439	
Deductions and/or charges:				
A. Nonallowable assets				
Securities not readily marketable	141,400		141,400	
Commissions and other receivables	530,982		438,155	
Prepaid income taxes	50		50	
Other deductions and charges	46,130		46,118	
	718,562		625,723	
Net Capital Before Haircuts on Securities Positions	1,496,712		1,784,716	
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))				
A. Certificates of deposit and preferred stock	78,264		82,268	
Net Capital	$ 1,418,448		$ 1,702,448	
AGGREGATE INDEBTEDNESS				
Items Included in Statements of Financial Condition				
Commissions Payable	$ 4,423,809		$ 3,652,925	
Accounts Payable	1,093,335		166,264	
Total Aggregate Indebtedness	$ 5,517,144		$ 3,819,189	
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT				
Net Capital Required	$ 367,810		$ 254,613	
Excess Net Capital	$ 1,050,638		$ 1,447,835	
Net Capital Less 120% of Requirement	$ 866,734		$ 1,320,529	
Ratio: Aggregate Indebtedness to Net Capital	3.89	to 1	2.24	to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of June 30, 2013 and 2012)				
Net Capital, as reported in Company's unaudited FOCUS report	$ 1,366,832		$ 1,702,448	
Add: Adjustment for Expenses	837		-	
Add: Adjustment for Cash	50,779		-	
Reconciled Net Capital, as reported in Part II of Company's unaudited FOCUS report	$ 1,418,448		$ 1,702,448	
Net Capital, as computed above	$ 1,418,448		$ 1,702,448	

VSR FINANCIAL SERVICES, INC.
SCHEDULE II - COMPUTATION FOR
DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED JUNE 30, 2013 AND 2012

The Company operated under the exemptive provisions of paragraph (k)(2)(ii) of Securities and Exchange Commission Rule 15c3-3 throughout the years ended June 30, 2013 and 2012.

VSR FINANCIAL SERVICES, INC.
SCHEDULE III - INFORMATION RELATING TO
POSSESSION OR CONTROL REQUIREMENT UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED JUNE 30, 2013 AND 2012

The Company has complied with the exemptive requirements of Rule 15c3-3 of the Securities and Exchange Commission and did not maintain possession or control of any customer funds or securities as of June 30, 2013 and 2012.

MILLER HAVILAND KETTER
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

Board of Directors
VSR Financial Services, Inc.

In planning and performing our audits of the financial statements of VSR Financial Services, Inc., as of and for the years ended June 30, 2013 and 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

As required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by VSR Financial Services, Inc., including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

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is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in external control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013 and 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mize Houser and Company P.A.

CERTIFIED PUBLIC ACCOUNTANTS

Westwood, Kansas
August 22, 2013